Exhibit 3.(i)(a)

                         CERTIFICATE OF AMENDMENT TO THE

                         CERTIFICATE OF INCORPORATION OF

                            EDISON CONTROL CORPORATION

   To:  The Secretary of State
        State of New Jersey

             Pursuant to the provisions of Section 14A:9-2(4) and Section 14A:9-4(3), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

             1.   The name of the corporation is Edison Control Corporation.

             2. The following amendment to the Certificate of Incorporation was approved by the directors and thereafter duly adopted by the shareholders of the corporation on the 9th day of June, 1998:

             Resolved, that the first paragraph of Article 3 of the Certificate of Incorporation be amended to read as follows:

             3. Number of Shares. The aggregate number of shares of stock which the Corporation shall have authority to issue is twenty-one million (21,000,000) shares, of which twenty million (20,000,000) shares are to be Common Stock with a par value of $.01 per share and one million (1,000,000) shares are to be Preferred Stock with a par value of $.01 per share.

             3. The number of shares entitled to vote upon the amendment was 2,275,933.

             4. The number of shares voting for and against such amendment is as follows:

   Number of Shares Voting                      Number of Shares Voting
       For Amendment                               Against Amendment

         1,991,526                                        284,407


   Dated this 9th day of June, 1998.

                                      EDISON CONTROL CORPORATION


                                      By: /s/ William B. Finneran
                                           William B. Finneran
                                           Chairman of the Board